Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2025 UNAUDITED FINANCIAL RESULTS

BEIJING, Feb 9, 2026 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter Highlights

•	Total revenues were US$142 million, up 6% year-over-year and down 21% quarter-over-quarter.

•	Marketing services revenues were US$17 million, down 10% year-over-year and up 25% quarter-over-quarter.

•	Online game revenues were US$120 million, up 10% year-over-year and down 26% quarter-over-quarter.

•

After giving effect to the reversal of previously accrued withholding income tax of approximately US$285 million related to Changyou, GAAP net income attributable to Sohu.com Limited was US$223 million, compared with a net loss of US$21 million in the fourth quarter of 2024 and net income of US$9 million in the third quarter of 2025.

•

After giving effect to the reversal of previously accrued withholding income tax of approximately US$285 million related to Changyou, non-GAAP[1] net income attributable to Sohu.com Limited was US$261 million, compared with a net loss of US$15 million in the fourth quarter of 2024 and net income of US$9 million in the third quarter of 2025.

Fiscal Year 2025 Highlights

•	Total revenues were US$584 million, down 2% compared with 2024.

•	Marketing services revenues were US$60 million, down 18% compared with 2024.

•	Online game revenues were US$506 million, up 1% compared with 2024.

•	GAAP net income attributable to Sohu.com Limited was US$394 million, compared with a net loss of US$100 million in 2024.

•	Non-GAAP net income attributable to Sohu.com Limited was US$234 million, compared with a net loss of US$83 million in 2024.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the fourth quarter of 2025, our marketing services revenues exceeded our previous guidance, while our online game revenues were in line with our expectations. Our non-GAAP bottom-line performance, excluding the impact of the Changyou withholding income tax reversal, came in at the high end of our prior guidance. For the Sohu media platform, we continued to improve our products and algorithms to address user needs and enhance their experience across different scenarios. We continued to host a variety of innovative events, which generated abundant premium content, greatly promoted user engagement, and enabled us to capture more monetization opportunities. For our online games, we remained committed to long-term operational excellence and continued to deliver high-quality content updates and compelling experiences to our players.”

Fourth Quarter Financial Results

Revenues

Total revenues were US$142 million, up 6% year-over-year and down 21% quarter-over-quarter.

Marketing services revenues were US$17 million, down 10% year-over-year and up 25% quarter-over-quarter.

Online game revenues were US$120 million, up 10% year-over-year and down 26% quarter-over-quarter.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; impairment of goodwill; and the income tax benefit in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act and related accrued interest expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Gross Margin

Both GAAP and non-GAAP gross margin were 75%, compared with 73% in the fourth quarter of 2024 and 81% in the third quarter of 2025.

Both GAAP and non-GAAP gross margin for the marketing services business were 6%, compared with 6% in the fourth quarter of 2024 and 10% in the third quarter of 2025.

Both GAAP and non-GAAP gross margin for online games were 85%, compared with 83% in the fourth quarter of 2024 and 87% in the third quarter of 2025.

Operating Expenses

GAAP operating expenses were US$173 million, up 41% year-over-year and 31% quarter-over-quarter. GAAP operating expenses for the fourth quarter of 2025 included a goodwill impairment charge of approximately US$37 million.

Non-GAAP operating expenses were US$136 million, up 11% year-over-year and 3% quarter-over-quarter.

Operating Profit/(Loss)

GAAP operating loss was US$66 million, compared with an operating loss of US$25 million in the fourth quarter of 2024 and operating profit of US$14 million in the third quarter of 2025.

Non-GAAP operating loss was US$29 million, compared with an operating loss of US$25 million in the fourth quarter of 2024 and operating profit of US$14 million in the third quarter of 2025.

Income Tax Expense/(Benefit)

GAAP income tax benefit was US$280 million, compared with income tax expense of US$14 million in the fourth quarter of 2024 and income tax expense of US$17 million in the third quarter of 2025. Non-GAAP income tax benefit was US$280 million, compared with income tax expense of US$10 million in the fourth quarter of 2024 and income tax expense of US$17 million in the third quarter of 2025. Due to a revision of the dividend policy for Changyou, previously accrued withholding income tax of approximately US$285 million was fully reversed in the fourth quarter of 2025.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited was US$223 million, or net income of US$8.38 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$21 million in the fourth quarter of 2024 and net income of US$9 million in the third quarter of 2025.

Non-GAAP net income attributable to Sohu.com Limited was US$261 million, or net income of US$9.77 per fully-diluted ADS, compared with a net loss of US$15 million in the fourth quarter of 2024 and net income of US$9 million in the third quarter of 2025.

Liquidity and Capital Resources

As of December 31, 2025, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Fiscal Year 2025 Financial Results

Revenues

Total revenues were US$584 million, down 2% compared with 2024.

Marketing services revenues were US$60 million, down 18% compared with 2024.

Online game revenues were US$506 million, up 1% compared with 2024.

Gross Margin

Both GAAP and non-GAAP gross margin were 77%, compared with 72% in 2024.

Both GAAP and non-GAAP gross margin for the marketing services business were 11%, compared with 9% in 2024.

Both GAAP and non-GAAP gross margin for online games were 86%, compared with 82% in 2024.

Operating Expenses

GAAP operating expenses totaled US$547 million, up 1% compared with 2024.

Non-GAAP operating expenses totaled US$508 million, down 6% compared with 2024.

Operating Loss

GAAP operating loss was US$94 million, compared with an operating loss of US$109 million in 2024.

Non-GAAP operating loss was US$55 million, compared with an operating loss of US$109 million in 2024.

Income Tax Expense/(Benefit)

GAAP income tax benefit was US$444 million, compared with income tax expense of US$52 million in 2024.

Non-GAAP income tax benefit was US$245 million, compared with income tax expense of US$37 million in 2024.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited was US$394 million, or net income of US$13.96 per fully-diluted ADS, compared with a net loss of US$100 million in 2024.

Non-GAAP net income attributable to Sohu.com Limited was US$234 million, or net income of US$8.27 per fully-diluted ADS, compared with a net loss of US$83 million in 2024.

Supplementary Information for Changyou Results2

Fourth Quarter 2025 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.8 million, an increase of 19% year-over-year and 4% quarter-over-quarter. Total quarterly aggregate active paying accounts[4] (APA) were 1.1 million, an increase of 8% year-over-year and a decrease of 3% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly from Changyou’s PC game Tian Long Ba Bu (“TLBB”): Return, which was launched during the third quarter of 2025.

•

For mobile games, total average MAU were 1.9 million, a decrease of 27% year-over-year and an increase of 1% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 26% year-over-year and an increase of 1% quarter-over-quarter. The year-over-year decreases in MAU and APA were mainly due to the natural decline of several games launched by Changyou during the year of 2024.

Fourth Quarter 2025 Unaudited Financial Results

Total revenues were US$121 million, an increase of 9% year-over-year and a decrease of 26% quarter-over-quarter. Online game revenues were US$120 million, an increase of 10% year-over-year and a decrease of 26% quarter-over-quarter.

Both GAAP and non-GAAP gross profit were US$103 million, compared with US$92 million for the fourth quarter of 2024 and US$141 million for the third quarter of 2025.

GAAP operating expenses were US$58 million, an increase of 29% year-over-year and 6% quarter-over-quarter.

Non-GAAP operating expenses were US$57 million, an increase of 29% year-over-year and 7% quarter-over-quarter.

GAAP operating profit was US$45 million, compared with US$48 million for the fourth quarter of 2024 and US$87 million for the third quarter of 2025.

[2]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Non-GAAP operating profit was US$45 million, compared with US$48 million for the fourth quarter of 2024 and US$88 million for the third quarter of 2025.

Fiscal Year 2025 Unaudited Financial Results

Total revenues were US$509 million, an increase of 1% year-over-year. Online game revenues were US$506 million, an increase of 1% year-over-year.

Both GAAP and non-GAAP gross profit were US$436 million, compared with US$415 million for 2024.

GAAP operating expenses were US$199 million, a decrease of 9% year-over-year.

Non-GAAP operating expenses were US$197 million, a decrease of 10% year-over-year.

GAAP operating profit was US$237 million, compared with US$196 million for 2024.

Non-GAAP operating profit was US$238 million, compared with US$196 million for 2024.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 8.1 million ADSs for an aggregate cost of approximately US$106 million as of February 5, 2026.

Business Outlook

For the first quarter of 2026, Sohu estimates:

•	Marketing services revenues to be between US$10 million and US$11 million; this implies an annual decrease of 20% to 27%, and a sequential decrease of 35% to 41%.

•	Online game revenues to be between US$113 million and US$123 million; this implies an annual decrease of 4% to an annual increase of 5%, and a sequential decrease of 6% to a sequential increase of 2%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$10 million and US$20 million.

For the first quarter 2026 guidance, the Company has adopted a presumed exchange rate of RMB7.02=US$1.00, as compared with the actual exchange rate of approximately RMB7.18=US$1.00 for the first quarter of 2025, and RMB7.08=US$1.00 for the fourth quarter of 2025.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense could not be anticipated by management and business line leaders, and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and impairment of goodwill do not involve subsequent cash outflow and are not reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and impairment of goodwill, and also exclude the income tax benefit in connection with the Toll Charge and related accrued interest expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments and impairments of goodwill will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services offerings and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2024, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, February 9, 2026 (8:30 p.m. Beijing/Hong Kong time, February 9, 2026) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online game business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content, such as news and information, in the form of text, picture, video, and live broadcasting. Sohu also attracts users to actively engage in content generation and distribution, and actively interact with each other on the platform. Sohu’s online game business is conducted by its subsidiary Changyou, which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

Sohu.com Limited

Ms. Pu Huang

Tel:  +86 (10) 6272-6645

E-mail:  ir@contact.sohu.com

Christensen Advisory

E-mail: sohu@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Revenues:
Marketing services	$17,027	$13,596	$18,865	$59,972	$73,465
Online games	120,361	162,036	109,859	505,738	502,389
Others	4,872	4,529	5,960	18,623	22,545

Total revenues	142,260	180,161	134,684	584,333	598,399

Cost of revenues:
Marketing services (includes share-based compensation expense of nil, nil, nil, nil, and $1, respectively)	15,959	12,172	17,787	53,451	66,579
Online games	17,947	21,177	18,133	71,804	88,495
Others	1,280	1,517	1,113	6,234	10,759

Total cost of revenues	35,186	34,866	37,033	131,489	165,833

Gross profit	107,074	145,295	97,651	452,844	432,566
Operating expenses:
Product development (includes share-based compensation expense of nil, nil, nil, nil, and $19, respectively)	63,891	61,820	61,584	247,507	255,233
Sales and marketing (includes share-based compensation expense of nil, $4, $-1, $6, and $22, respectively)	45,159	49,699	48,588	188,989	235,824
General and administrative (includes share-based compensation expense of $324, $426, $243, $1,493, and $-72, respectively)	27,111	20,196	12,672	73,198	50,910
Goodwill impairment[5]	36,955	—	—	36,955	—

Total operating expenses	173,116	131,715	122,844	546,649	541,967

Operating profit/(loss)	(66,042)	13,580	(25,193)	(93,805)	(109,401)
Other income, net	3,725	5,145	8,448	16,550	22,144
Interest income	6,719	7,140	8,632	29,137	38,625
Exchange difference	(908)	(563)	1,240	(1,405)	464

Income/(loss) before income tax expense	(56,506)	25,302	(6,873)	(49,523)	(48,168)
Income tax expense/(benefit)[6]	(279,791)	16,636	14,387	(443,609)	52,070

Net income/(loss)	223,285	8,666	(21,260)	394,086	(100,238)

Less: Net income/(loss) attributable to the noncontrolling interest shareholders	—	—	31	(9)	31
Net income/(loss) attributable to Sohu.com Limited	223,285	8,666	(21,291)	394,095	(100,269)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$8.38	$0.32	$(0.69)	$13.96	$(3.13)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[7]	26,658	27,491	30,799	28,234	32,009

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$8.38	$0.32	$(0.69)	$13.96	$(3.13)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	26,658	27,491	30,799	28,234	32,009

[5]	In the fourth quarter of 2025, the Company recognized a goodwill impairment loss of approximately US$37 million.
[6]	Due to a revision of the dividend policy for Changyou, previously accrued withholding income tax of approximately US$285 million was fully reversed in the fourth quarter of 2025.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2025	As of Dec. 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$128,308	$159,927
Short-term investments	702,372	744,498
Accounts receivable, net	43,335	53,762
Prepaid and other current assets	93,903	83,575

Total current assets	967,918	1,041,762

Fixed assets, net	246,263	252,860
Goodwill[8]	10,257	46,944
Long-term investments, net	43,939	43,120
Intangible assets, net	4,692	7,695
Long-term time deposits	350,659	331,290
Other assets	12,325	10,995

Total assets	$1,636,053	$1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$36,215	$36,043
Accrued liabilities	95,430	97,138
Receipts in advance and deferred revenue	54,878	51,007
Accrued salary and benefits	55,018	47,232
Taxes payables	15,571	14,225
Other short-term liabilities	76,601	76,322

Total current liabilities	$333,713	$321,967

Long-term other payables	2,896	2,807
Long-term tax liabilities[9]	21,051	485,545
Other long-term liabilities	322	1,659

Total long-term liabilities	$24,269	$490,011

Total liabilities	$357,982	$811,978

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,277,727	922,335
Noncontrolling interest	344	353

Total shareholders’ equity	$1,278,071	$922,688

Total liabilities and shareholders’ equity	$1,636,053	$1,734,666

[8]	See footnote 5.
[9]	See footnote 6.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2025					Three Months Ended Sep. 30, 2025					Three Months Ended Dec. 31, 2024
	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP
		—	(a	)			—	(a	)			—	(a	)

Marketing services gross profit	$1,068	$—			$1,068	$1,424	$—			$1,424	$1,078	$—			$1,078

Marketing services gross margin	6%				6%	10%				10%	6%				6%

		—	(a	)			—	(a	)			—	(a	)

Online games gross profit	$102,414	$—			$102,414	$140,859	$—			$140,859	$91,726	$—			$91,726

Online games gross margin	85%				85%	87%				87%	83%				83%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$3,592	$—			$3,592	$3,012	$—			$3,012	$4,847	$—			$4,847

Others gross margin	74%				74%	67%				67%	81%				81%

		—	(a	)			—	(a	)			—	(a	)

Gross profit	$107,074	$—			$107,074	$145,295	$—			$145,295	$97,651	$—			$97,651

Gross margin	75%				75%	81%				81%	73%				73%

		(324)	(a	)			(430)	(a	)			(242)	(a	)
		(36,955)	(d	)			—					—

Operating expenses	$173,116	$(37,279)			$135,837	$131,715	$(430)			$131,285	$122,844	$(242)			$122,602

		324	(a	)			430	(a	)			242	(a	)
		36,955	(d	)			—					—

Operating profit/( loss)	$(66,042)	$37,279			$(28,763)	$13,580	$430			$14,010	$(25,193)	$242			$(24,951)

Operating margin	-46%				-20%	8%				8%	-19%				-19%

Income tax expense/(benefit)[10]	$(279,791)	$—			$(279,791)	$16,636	$—			$16,636	$14,387	$(3,961)	(c	)	$10,426

		324	(a	)			430	(a	)			242	(a	)
		—					—					2,087	(b	)
		—					—					3,961	(c	)
		36,955	(d	)			—					—

Net income/(loss) before non-controlling interest	$223,285	$37,279			$260,564	$8,666	$430			$9,096	$(21,260)	$6,290			$(14,970)

		324	(a	)			430	(a	)			242	(a	)
		—					—					2,087	(b	)
		—					—					3,961	(c	)
		36,955	(d	)			—					—

Net income/( loss) attributable to Sohu.com Limited for diluted net income/( loss) per share/ADS	$223,285	$37,279			$260,564	$8,666	$430			$9,096	$(21,291)	$6,290			$(15,001)

Diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	$8.38				$9.77	$0.32				$0.33	$(0.69)				$(0.49)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	26,658				26,658	27,491				27,491	30,799				30,799

Note:

(a)	Share-based compensation expense

(b)	Change in the fair value of the Company’s investments

(c)	Accrued interest expense in connection with the Toll Charge

(d)	Impairment of goodwill

[10]	See footnote 6.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2025					Twelve Months Ended Dec. 31, 2024
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		—	(a	)			1	(a	)

Marketing services gross profit	$6,521	$—			$6,521	$6,886	$1			$6,887

Marketing services gross margin	11%				11%	9%				9%

		—	(a	)			—	(a	)

Online games gross profit	$433,934	$—			$433,934	$413,894	$—			$413,894

Online games gross margin	86%				86%	82%				82%

		—	(a	)			—	(a	)

Others gross profit	$12,389	$—			$12,389	$11,786	$—			$11,786

Others gross margin	67%				67%	52%				52%

		—	(a	)			1	(a	)

Gross profit	$452,844	$—			$452,844	$432,566	$1			$432,567

Gross margin	77%				77%	72%				72%

		(1,499)	(a	)			31	(a	)
		(36,955)	(d	)			—

Operating expenses	$546,649	$(38,454)			$508,195	$541,967	$31			$541,998

		1,499	(a	)			(30)	(a	)
		36,955	(d	)			—

Operating loss	$(93,805)	$38,454			$(55,351)	$(109,401)	$(30)			$(109,431)

Operating margin	-16%				-9%	-18%				-18%

Income tax expense/(benefit)	$(443,609)	$199,018	(c	)	$(244,591)	$52,070	$(15,299)	(c	)	$36,771

		1,499	(a	)			(30)	(a	)
		—					1,820	(b	)
		(199,018)	(c	)			15,299	(c	)
		36,955	(d	)			—

Net income/(loss) before non-controlling interest	$394,086	$(160,564)			$233,522	$(100,238)	$17,089			$(83,149)

		1,499	(a	)			(30)	(a	)
		—					1,820	(b	)
		(199,018)	(c	)			15,299	(c	)
		36,955	(d	)			—

Net income/(loss) attributable to Sohu.com Limited for diluted net income/( loss) per share/ADS	$394,095	$(160,564)			$233,531	$(100,269)	$17,089			$(83,180)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited.	$13.96				$8.27	$(3.13)				$(2.60)

Share/ADS used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	28,234				28,234	32,009				32,009

Note:

(a)	Share-based compensation expense

(b)	Change in the fair value of the Company’s investments

(c)	Reversal of the tax expense in connection with the Toll Charge and related accrued interest expense

(d)	Impairment of goodwill